UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Virocom Selects Sierra Wireless AirLink End-to-End Networking Solution for Smart Locker Applications

Virocom’s smart lockers enable quick, secure and reliable contactless order pickup, helping retailers expand service options

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 27, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading IoT solutions provider, today announced that Virocom has selected the Sierra Wireless AirLink® end-to-end networking solution to enable smart locker applications. Virocom is using Sierra Wireless’ ready-to-connect AirLink LX60 routers and Smart Connectivity Services integrated with its Ascension Cloud portal, to provide connected intelligent cabinets and returns kiosks with 100 percent uptime. Smart lockers are a key tool enabling retailers to provide contactless, 24/7 service options for customers during the COVID-19 pandemic.

The Sierra Wireless solution connects Virocom smart lockers to Wi-Fi networks with critical failover to LTE, ensuring customers can securely scan their code and easily pick up orders without interruption. Virocom smart lockers are being deployed across Europe in a variety of contactless retail and forward asset management applications, including IT support, online order pickup/return of goods such as cosmetics, medications, tools and parts, and efficient, socially distanced restaurant takeaway.

Daniel Scott, Director, Virocom, said: “Selecting Sierra Wireless’ end-to-end solution gave us a device partner and mobile network operator in one. The AirLink LX60 router offers critical failover to LTE to ensure uptime and an integrated global SIM that allows our customers to quickly deploy anywhere they need to. Sierra Wireless’ expert team helped us get to market quickly with a completely reliable, supported solution for our customers, such as Zebra Technologies, Ricoh UK/Europe, and Apex Supply Chain Technologies.”

Marc Overton, Chief Solutions Officer and SVP EMEA & APAC, Sierra Wireless said: “Connecting devices at the edge is allowing companies to innovate new contactless services to help consumers safely get what they need during the pandemic and beyond. Sierra Wireless’ solution provides secure, reliable device-to-cloud connectivity for any equipment that needs to be tracked and accessible at all times.”

End-to-End Solution Provides Lowest Total Cost of Ownership (TCO)

Simple to install and easy to manage, the ready-to-connect AirLink LX60 provides the ability to securely, reliably connect “out-of-the box”. Using Smart Connectivity simplifies global deployment, and all SIM subscriptions and devices can be managed and monitored using a single platform. Smart Connectivity delivers the best possible network coverage and eliminates local coverage gaps with multi-network connectivity around the world. Sierra Wireless’ 24/7/365 global network operation center proactively prevents service disruptions to keep machines and assets connected.

The Sierra Wireless AirLink solution provides a TCO for OEMs and system integrators that is among the industry’s lowest. By reducing IoT management costs and eliminating SIM logistics and truck rolls to resolve connectivity issues, customers can reduce TCO by up to 40 percent* compared to other available solutions. Customers can work with one vendor for their IoT infrastructure and connectivity and avoid the complex pairing of multiple components that can lead to security vulnerabilities.

For more information, visit: https://www.sierrawireless.com/products-and-solutions/connectivity-services/smart-connectivity/ready-to-connect/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

*Based on Sierra Wireless’ analysis. Customer results may vary. For more information, visit https://www.sierrawireless.com/products-and-solutions/sims-connectivity-and-cloud-services/iot-sim/readytoconnect/.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless operates a 24/7/365 Global Network Operation Center (GNOC) and R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” and “AirLink” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: January 27, 2021